Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Three Months
Ended
August 2,
2006
(Thousands of
Dollars)

Fixed Charges:
Interest expense*	$77,197
Capitalized interest	—
Interest component of rental expense	7,112

Total fixed charges	$84,309

Earnings:
Income from continuing operations before adjustments for minority interests in consolidated subsidiaries, income or loss from equity investees, and income taxes	$247,831
Add: Interest expense*	77,197
Add: Interest component of rental expense	7,112
Add: Amortization of capitalized interest	208

Earnings as adjusted	$332,348

Ratio of earnings to fixed charges	3.94

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.